July 19, 2018

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 40
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Registration Statement on Form S-3
           Filed July 10, 2018
           File No. 333-226111

Dear Mr. Chang:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you have a pending request for confidential treatment and that there are outstanding comments on your Form 10-K and Form 10-K/A for the fiscal year ended
       December 31, 2017, your Form 10-Q for the quarter ended March 31, 2018, and your
       Current Report on Form 8-K filed October 4, 2017. Please be advised that we will not be in a position to declare your registration statement effective until (1) we resolve any issues concerning the confidential treatment request, and (2) all comments on your Exchange Act filings are resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robby Chang
Riot Blockchain, Inc.
July 19, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any questions.


FirstName LastNameRobby Chang
                                                           Division of
Corporation Finance
Comapany NameRiot Blockchain, Inc.
                                                           Office of Healthcare
& Insurance
July 19, 2018 Page 2
cc:       Harvey Kesner
FirstName LastName